Exhibit 99.3

Enthusiast Gaming Hosts Largest B2B Mobile Gaming Event in Europe, “Pocket Gamer Connects”

Largest of the PG Connects event series sees record breaking attendance of 2,500 attendees in London U.K.

TORONTO, Feb. 06, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce record breaking attendance at its Pocket Gamer Connects (“PG Connects”) mobile gaming event in London, United Kingdom on January 20-21, 2020. The PG Connects event tour was acquired by Enthusiast Gaming in the fourth quarter of 2019.

PG Connects is an international series of B2B events for the global mobile games industry. With events in London, Seattle, Hong Kong, Helsinki and the Middle East, PG Connects is a leading mobile gaming event series worldwide. Its annual flagship event in London is the largest B2B mobile games industry event in Europe.

Adrian Montgomery, CEO of Enthusiast Gaming commented, “Congratulations to the Pocket Gamer teams on hosting an incredibly impressive mobile gaming event in London U.K. With nearly 2500 attendees, 310 speakers and over 100 sponsors. PG Connects hit record breaking numbers and continues to be the largest, most influential B2B mobile gaming event in Europe.”

This years’ PG Connects London saw record breaking attendance with almost 2,500 attendees from 65 countries worldwide. Delegates from over 1,350 companies engaged with more sponsors and exhibitors than previous years and also took in notable complementary show events such as the Big Indie Pitch, The Investor Connector, Publisher SpeedMatch, Big Screen Gaming and the various networking sessions and parties. Lastly, the event was capped off with the annual Mobile Games Awards ceremony.

Together with Pocket Gamer, Enthusiast Gaming’s event division owns and operates almost 30 global gaming and esports events annually including the largest gaming and esports event in Canada, EGLX. With 30,000 attendees and 200 exhibitors, EGLX 2020 is taking place at the Metro Toronto Convention Centre on October 16-18, 2020.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest network of communities for gamers and esports fans. Already the largest gaming network in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes 100+ gaming related websites and 900 YouTube channels. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports organization consisting of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge of the Call of Duty league. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s event business, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest B2B mobile gaming event in Europe, Pocket Gamer Connects, www.pgconnects.com. For more information on the Company, visit enthusiastgaming.com. For more information on Luminosity Gaming, please visit luminosity.gg

For further information: Enthusiast Gaming Contact, Alex MacDonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.